China Biologic Products, Inc.
14 East Hushan Road
Tai’an City, Shandong, 271000
People’s Republic of China
Tel.: (+86) 538 -620-2306

September 18, 2009

By EDGAR Transmission and by Hand Delivery

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE, Room 7010
Washington, DC 20549

Re:	China Biologic Products, Inc.
Registration Statement on Form S-1
Filed July 24, 2009
File No. 333-160774

Dear Mr. Riedler:

On behalf of China Biologic Products, Inc. (the “Company”), we hereby submit this response to the general comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter, dated August 20, 2009, with respect to the Company’s registration statement on Form S-1 (the “Registration Statement”) along with Amendment No. 1 to the Registration Statement (the “Amendment”).

We understand and agree that:

a.     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b.     the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c.     the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Division of Corporation Finance
September 18, 2009

General

1.     We note that you are registering the sale of 3,582,803 common shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling shareholders, the transaction appears to be a primary offering and therefore may not be made under Rule 415(a)(1)(i). Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please revise your cover page and Plan of Distribution to eliminate the statement that the shares may be sold at prevailing market prices or at privately negotiated prices. Additionally, identify the selling shareholders as underwriters.

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(l)(i). In your analysis, please address the following among any other relevant factors:

●     The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

●     The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company,

●     Any relationships among the selling shareholders;

●    The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

●    The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

●     Whether or not any of the selling shareholders is in the business of buying and selling securities.

RESPONSE: We note your comment and the Company has revised the offering and will be registering only 2,003,372 shares of common stock on behalf of the Selling Stockholders, instead of the 3,582,803 shares referenced in the initial filing. In revising the offering, the make-up of the Selling Stockholders has also changed considerably. The Selling Stockholders will now offer up to an aggregate of 2,003,372 shares of common stock, which equals approximately 8.46% of the Company’s issued and outstanding common stock, and approximately 29.06% of the Company’s common stock held by non-affiliates (assuming full conversion of the convertible notes and full exercise of the warrants offered for resale by the Selling Stockholders).

The following table identifies the allocation of the shares being offered among the Selling Stockholders, and their respective percentage of the outstanding shares held by non-affiliates prior to the private placement transaction (assuming full conversion of the convertible notes and full exercise of the warrants offered for resale by the Selling Stockholders).

Division of Corporation Finance
September 18, 2009

	Amount of	Percentage
	Underlying Shares	of Non-Affiliate
	to be	Shares Represented
Name of Selling Stockholder	Registered	by Offered Shares(1)
Jayhawk Private Equity Fund, L.P.(2)	405,212	5.88%
Jayhawk Private Equity Co-Invest Fund, L.P.(3)	25,513	0.37%
Essence International Investment LTD(4)	1,572,647	22.82%
Total	2,003,372	29.06%

Of the Company's issued and outstanding shares, 14,767,035 shares, or approximately 68.08%, are held by affiliates of the Company and 6,922,907 shares, or approximately 31.92%, are held by nonaffiliated shareholders. Accordingly, the shares of the Company’s common stock being registered represent approximately 29.06% of the shares held by non-affiliates. For a detailed breakdown of the amounts being offered by the Selling Stockholders, please refer to the table on page 71 of the prospectus included in the Amendment.

All the shares to be registered in the Registration Statement underlie 3.8% secured convertible notes due June 5, 2011, convertible into up to 1,335,581 shares of the Company’s common stock, and three-year warrants to purchase up to 667,791 shares of the Company’s common sock issued to the Selling Stockholders in the private placement transaction which closed on June 10, 2009. The Company will not receive any proceeds from the sale of the shares offered by the Selling Stockholders, except to the extent any of the warrant holders elects to exercise warrants. Each of the Selling Stockholders has represented to the Company in writing in substance that (i) it acquired the securities and will acquire the underlying securities for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act, (ii) it acquired the securities and will acquire the underlying shares in the ordinary course of business, and (iii) at the time it acquired the securities, it did not have any agreement or understanding, directly or indirectly, with any person to distribute any of the securities or underlying shares. Furthermore, none of the Selling Stockholders is in the business of underwriting securities. For the reasons stated herein, we respectfully submit that the Company’s registration of the resale of 2,003,372 shares in the Amendment is in compliance with Rule 415(a)(1)(i).

With the Staff’s permission, we have omitted responses to comments number 2 through 11 of the Staff’s letter in light of our revision to the number of shares being offered by the Selling Stockholders in the Amendment.

12. With respect to the shares to be offered for resale by each selling shareholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

RESPONSE: We had disclosed on page 71 of our prior filing, and have disclosed at notes 3 through 5 of the Selling Stockholder table on page 72 of the Amendment, the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by each such Selling Stockholder. Mr. Kent C. McCarthy, the manager of Jayhawk Capital Management LLC, exercises sole voting and/or dispositive powers with respect to the shares held by both Jayhawk Private Equity Fund, L.P. and Jayhawk Private Equity Co-Invest Fund. Mr. Lixin Tian, the manager of DT

Division of Corporation Finance
September 18, 2009

Capital Management Limited, exercises sole voting and/or dispositive powers with respect to the shares held by Essence International Investment LTD.

Item 16. Exhibits and Financial Statement Schedules

Notes to Consolidated Financial Statements - March 31, 2009

Note 1- Organization background and principal activities

Current Development

Dalin Acquisition and Entrustment Agreement page F-6

13. It appears you have determined that you acquired Dalin on January 1, 2009. Please revise your disclosure to provide the basis for your conclusion that the acquisition date was January 1, 2009. Additionally, please tell us how you considered paragraphs 10 and 11 of SFAS 141(R) in developing your conclusion.

RESPONSE: We note your comment and we have revised our disclosure in Note 21 to our financial statements for the six months ended June 30, 2009, filed with the Amendment, to include the following disclosure:

“According to the Equity Transfer Agreement, as amended, the Company can exercise the shareholder’s rights, as well as taking over all the corporate seals and license, of Dalin upon the payment of the second installment. The Company paid the second installment according to the agreement on December 14, 2008. However, under the section 1-2.2 of the Equity Transfer Agreement, as amended on December 12, 2008, the Company is entitled to the profit generated from Dalin’s main operating subsidiary, Qianfeng, after January 1, 2009. As a result, the Equity Transfer Agreement became effective on January 1, 2009. Therefore the Company believes that January 1, 2009, the date on which the Company legally obtained control, acquired the assets, assumed the liabilities and became entitled to Dalin’s share of the profit generated by Qianfeng, as the acquisition date for the accounting purpose according to the SFAS 141(R).”

According to paragraph 10 of SFAS 141(R), the acquirer shall identify the acquisition date, which is the date on which it obtains control of the acquiree. Furthermore, in paragraph 11 of SFAS 141(R), “the date on which the acquirer obtains control of the acquiree generally is the date on which the acquirer legally transfers the consideration, acquires the assets, and assumes the liabilities of the acquiree - the closing date. However, the acquirer might obtain control on a date that is either earlier or later than the closing date. For example, the acquisition date precedes the closing date if a written agreement provides that the acquirer obtains control of the acquiree on a date before the closing date. An acquirer shall consider all pertinent facts and circumstances in identifying the acquisition date.”

Article 3, Sections 2 and 5 of the Equity Transfer Agreement, dated September 26, 2008, among Logic Express Limited (“Logic Express”), Chongqing Dalin Biologic Technologies Co., Ltd. (“Dalin”) and certain shareholders of Dalin, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 2, 2008 (the “Equity Transfer Agreement”), provide that the Company may exercise shareholder rights, as well as take over all the corporate seals and licenses of Dalin upon the payment of the second installment of the purchase price. The Company paid the second installment of the purchase price on December 14, 2008, in accordance with the agreement. Furthermore, pursuant to Article 1, Section 1-2.2 of the Amended Equity Transfer Agreement, dated December 12, 2008, among Logic Express, Dalin, and the Dalin Shareholders (filed as Exhibit 10.4 to the Company’s Current report of Form 8-K filed on December 18, 2008) (the “December Amendment”), as amended by the Supplemental Agreement, dated March 31, 2009, among Logic Express, Dalin, and the Dalin Shareholders (filed as Exhibit 10.5 to the Company’s Current report of Form 8-K filed on April 1, 2009) (the “March Amendment”), the Company is entitled to the profits generated from Dalin’s main operating subsidiary, Qianfeng, as of January 1, 2009. As a result, the Equity Transfer Agreement became effective on January 1, 2009. Therefore, the Company believes that January 1, 2009, the date on which the Company legally obtained control, acquired the assets, assumed the liabilities and became entitled to Dalin’s share of the profits generated by Qianfeng, as the acquisition date for the accounting purpose according to the SFAS 141(R).

Division of Corporation Finance
September 18, 2009

The provisions of Article 3 of the Equity Transfer Agreement are provided below for your reference:

Article 3. Other Rights and Obligations of the Parties

3-1	Within 15 days upon the execution of this Agreement, Party A is responsible for convening the shareholders meeting and board meeting of Party C and ensuring that the equity transfer will be approved by the shareholders.

3-2	On the day that Party B pays the second installment, Party A shall hand over all the licenses, seals (including but not limited to the administrative seal, financial seal, economic contract seal and common seal) and financial account documents of Party C to Party B. Meanwhile, it will assist Party B in its assignment of financial control personnel to Qianfeng Company.

3-3	Within 3 days after Party B pays the second installment, Party A and Party B shall complete together the reorganization of the shareholders meeting and the board of directors of Party C and finish all the legal documents regarding this equity transfer.

3-4	Within 30 days after Party B pays 50% of the total transfer price to Party A, Party A will complete the registration of the change of shareholder in favor of Party C.

3-5	On the day that Party B pays the second installment, Party C and Party B will execute the equity entrustment agreement, which provides that starting on the day that Party B pays the second installment, 54% of Qianfeng Company’s equity held by Party C will be fully entrusted to Party B, which will exercise the shareholder’s rights on behalf of Party C. During the entrustment period, any assets disposal or fund transfer in Qianfeng Company shall obtain the consents from Party B.

3-6	After the execution of this Agreement, if any capital costs that accrue to the amounts payable from Qianfeng Company to the affiliated parties (including but not limited to RMB14,560,000 payable to Guizhou EAKAN Pharmaceutical Co., Ltd, RMB9,182,900 as market development fees payable to Guangdong Hengkang Pharmaceutical Imp.&Exp. Co., Ltd, and RMB7,700,000 payable to Renyuan Company) will be paid by Party A according to the proportion of Party C’s equity holding in Qianfeng Company, and Party B may deduct corresponding capital costs from the transfer price and deliver them to Qianfeng Company.

3-7	When going through the equity transfer registration procedure with the AIC, Party B may adjust the transferee to be its affiliated company, for which Party A and Party C will give full cooperation. Party B will take joint and several responsibility for its affiliated company’s performance under this Agreement. Any delay in the AIC registration for the equity transfer that has been caused by this adjustment will be borne by Party B.

Division of Corporation Finance
September 18, 2009

The provisions of Article 1, Section 1-2.2 of the December Amendment are provided below for your reference:

“Should Party B pay 90% of the Transfer Price on or before March 31, 2009, the post-Equity Transfer shareholders of Party C shall be entitled to Party C’s share of profits generated by Qianfeng after January 1, 2009. Should Party B fail to pay 90% of the Transfer Price on or before March 31, 2009, Party C’s share of profits in Qianfeng (the “Undistributed Profits”) between January 1, 2009 and the date Party B pays off 90% of the Transfer Price shall be distributed to Party A and Party B on a pro rata basis (determined by the proportions of Party A and Party B’s equity interest in Party C in connection with Party B’s actual payment toward the Transfer Price). Namely, Party B shall be entitled to the Undistributed Profits multiplied by 90% of the percentage of Party B’s actual payment of the Transfer Price. Party A will be entitled to the remaining profits. When Party B pays off 90% of the Transfer Price, Party C’s share of profits in Qianfeng shall be distributed to the post-Equity Transfer shareholders of Party C.”

The provisions of Article 1, Section 1-2.2 of the March Amendment are provided below for your reference:

1. Party A agrees to extend the deadline of March 31, 2009 for paying the remaining purchase price (RMB54, 810,000) to April 7, 2009.

2. Such extension shall not amount to breach of the Equity Transfer Agreement, and Logic shall not assume any liability arising out of the extension.

3. Article 2 of the Supplemental Agreement of the Equity Transfer Agreement entered into on December 12, 2008 among Party A, Party B and Party C regarding distribution of the profit shall be amended to the following:

The parties agreed that (i) if Logic will have paid 90% of the purchase price (or RMB 174,960,000) on or before April 7, 2009, then Logic will be entitled to its share of Dalin's portion of the profit generated by Qianfeng starting from January 1, 2009, and (ii) if Logic fails to pay the said amount, the profit generated by Qianfeng from Janaury 1, 2009 until the day of payment of said amount will be shared by Party A and Party B (i.e., Logic will be entitled to its share of Dalin’s portion of the profit generated by Qianfeng calculated according to the proportion of the purchase price paid by it, and Party A will be entitled to the rest of Dalin’s portion of the profit generated by Qingfeng).

Note 14-Business Combinations, page F-30

14. Based on your disclosures in Notes 13 and 14, it appears you have consolidated the results of Dalin and subsidiaries as of January 1, 2009, and as of that date, your results reflect a 90% ownership interest and ten percent noncontrolling interest in Dalin. It appears that you had a 50% ownership interest as of January 1, 2009, and you did not acquire a 90% interest in Dalin until April 14, 2009. Please tell us how your ownership interest is reflected appropriately within your results for the three months ended March 31, 2009.

Division of Corporation Finance
September 18, 2009

RESPONSE:

Pursuant to the Equity Transfer Agreement, the Company acquired 90% ownership interest in Chongqing Dalin Biologic Technologies Co., Ltd. The equity transfer agreement became effective as we explained in our response to the Comment #13 above. In addition, the third payment confirmed that the Company is entitled to the profit generated by Qianfeng through 90% ownership in Dalin beginning January 1, 2009, Therefore, the Company believes January 1, 2009 instead of April 14, 2009 as the acquisition date for accounting purposes, in accordance with paragraph 11 of SFAS 141(R) as the “written agreement provides that the acquirer obtain control of the acquiree on a date before the closing date.” As a result, the Company included its 90% equity interest in Dalin and subsidiaries in its financial statements for the quarter ended March 31, 2009 as well as for the quarter ended June 30, 2009.

[Remainder of Page Left Blank Intentionally]

Division of Corporation Finance
September 18, 2009

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (+86) 538 -620-2306 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our U.S. securities counsel at (202) 663-8158.

Very truly yours,

CHINA BIOLOGIC PRODUCTS, INC.

By:_____________________________
Name: Chao Ming Zhao
Title: Chief Executive Officer

Cc: Louis A. Bevilacqua, Esq.